Kutak Rock LLP The Omaha Building, 1650 Farnam Street, Omaha, NE 68102-2103 office 402.346.6000 Mark A. Ellis 402.346.6000 mark.ellis@kutakrock.com

February 23, 2023

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0306
Attention: Ms. Kayla Roberts

Re:	First National Master Note Trust
First National Funding LLC
Post-Effective Amendment No. 1 to
Amendment No. 1 to Registration Statement on Form SF-3
Filed August 5, 2022
File Nos. 333-265694 and 333-265694-01

Ladies and Gentlemen:

On behalf of First National Funding LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission Post-Effective Amendment No. 1 to Amendment No. 1 to the above-captioned registration statement on Form SF-3 (the “Registration Statement”), which is marked to show changes from the Registration Statement that was filed with the Commission on August 5, 2022.

This Post-Effective Amendment No. 1 to the Registration Statement is being filed solely to revise the Prospectus to provide, in the alternative, that static pool data may be omitted if the registrant determines that such information is not material, with an explanation of why static pool data is not included, all pursuant to the requirements of Item 1105 of Regulation AB.

Please feel free to contact me at (402) 231-8744 or mark.ellis@kutakrock.com or Dale Dixon at (402) 231-8732 or dale.dixon@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ Mark A. Ellis

Mark A. Ellis